

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 972-8-938-2880

December 14, 2010

Ron Giladi
Chief Financial Officer
Sapiens International Corporation N.V.
Rabin Science Park
PO Box 4011
Nes Ziona 74140 Israel

> **Re: Sapiens International Corporation N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 29, 2010**
> **File No. 000-20181**

Dear Mr. Giladi:

We have reviewed your response letter dated November 18, 2010 and have the following comment.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 19. Exhibits, page 63

1.   We refer to prior comment 4. Please tell us whether your ability to generate revenue from Menora Mivtachim is dependent upon your agreement with them, i.e., would you be able to conduct business with Menora absent an agreement setting forth the terms of service. In addition, please note that the agreements described in subsections (a) and (b) of paragraph 4(b)(ii) in the Instructions as to Exhibits of Form 20-F are meant to be examples of the types of agreements upon which a registrant's business may be substantially dependent and is not meant to be an exhaustive list.

Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara Jacobs
Assistant Director